UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

SEPRACOR INC.

(Name of Subject Company)

APTIOM, INC.

DAINIPPON SUMITOMO PHARMA CO., LTD.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(INCLUDING ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

(Title of Class of Securities)

817315104

(CUSIP Number of Class of Securities)

Noriaki Okuda

Director, Legal Affairs

Dainippon Sumitomo Pharma Co., Ltd.

6-8, Doshomachi 2-Chome, Chuo-Ku, Osaka, 541-0045, Japan

Tel: +81-6-6203-4690

Fax: +81-6-6203-2129

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Toby S. Myerson, Esq.

Ariel J. Deckelbaum, Esq.

1285 Avenue of the Americas

New York, NY 10019-6064

United States

Phone 212-373-3000

Fax 212-757-3990

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,580,590,247	$143,996.94

*                                         Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $23.00 cash per share (i) all 110,992,118 outstanding shares of common stock of Sepracor; (ii) all restricted stock units with respect to 58,711 shares of common stock of Sepracor; and (iii) all outstanding options with an exercise price equal to or less than $23.00 with respect to 4,376,328 shares of common stock of Sepracor net of the weighted average exercise price of $16.96 per share option, in each case as of August 31, 2009, the most recent practicable date.

**                                  The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00005580.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$143,996.94	Filing Party:	Aptiom, Inc. and Dainippon Sumitomo Pharma Co., Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	September 15, 2009

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on September 15, 2009, as amended and supplemented by Amendment No. 1 filed on September 24, 2009, Amendment No. 2 filed on October 2, 2009 and Amendment No. 3 filed on October 14, 2009 (as so amended and supplemented, the “Schedule TO”) by Aptiom, Inc. (“Offeror”), a Delaware corporation and an indirect wholly-owned subsidiary of Dainippon Sumitomo Pharma Co., Ltd. (“DSP”), a corporation organized under the laws of Japan, to purchase all of the outstanding shares of common stock, par value $0.10 per share (together with the associated preferred stock purchase rights, each a “Share” and collectively, the “Shares”), of Sepracor Inc., a Delaware corporation (“Sepracor”), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 15, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO was filed on behalf of Offeror and DSP.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

ITEM 11.  ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“The Subsequent Offering Period of the Offer expired at 5:00 p.m., New York City time, on Monday, October 19, 2009. According to the Depositary, as of the expiration of the Subsequent Offering Period, a total of approximately 96,590,423 Shares were validly tendered and not withdrawn in the Offer, which represent approximately 86.9% of all issued and outstanding shares of Sepracor Common Stock. Offeror has accepted for payment all Shares that were validly tendered and not withdrawn (if applicable) in the Offer, and payment for such Shares has or will be made promptly, in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, Offeror is exercising its option (the “Top-Up Option”) to purchase the number of shares of Sepracor Common Stock (the “Top-Up Option Shares”) that, when added to the number of Shares owned by Offeror immediately prior to the exercise of the Top-Up Option, including all Shares validly tendered and not properly withdrawn (if applicable) in the Offer, constitutes at least one share more than 90% of the number of shares of Sepracor Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares) for a purchase price per Top-Up Option Share equal to the Offer Price.  The closing of the purchase by Offeror of the Top-Up Option Shares (the “Top-Up Option Closing”) is currently scheduled to occur on October 20, 2009.

Following the Top-Up Option Closing, DSP currently intends to effect the Merger on October 20, 2009 in accordance with the short-form merger provisions of the DGCL, without prior notice to, or any action by, any Sepracor stockholder other than Offeror.  At the Merger Effective Time, each outstanding Share (other than any Shares held in the treasury of Sepracor or owned by DSP or Offeror or any direct or indirect subsidiary of DSP or Offeror or of Sepracor) will be automatically canceled and, subject to the exercise of appraisal rights under the DGCL, converted into the right to receive an amount in cash equal to the Offer Price.  Following the Merger Effective Time, Sepracor will continue as the surviving corporation and will be an indirect wholly-owned subsidiary of DSP.  In addition, following the Merger Effective Time, shares of Sepracor Common Stock will cease to be traded on the NASDAQ Global Select Market and Sepracor will no longer have reporting obligations under the Securities Exchange Act of 1934.”

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(E)  Joint Press Release, dated October 20, 2009, issued by DSP and Sepracor.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2009	APTIOM, INC.

	By:	/s/ Nobuhiko Tamura
		Name:	Nobuhiko Tamura
		Title:	President

Dated: October 20, 2009	DAINIPPON SUMITOMO PHARMA CO., LTD.

	By:	/s/ Yutaka Takeuchi
		Name:	Yutaka Takeuchi
		Title:	Member, Board of Directors, and Executive Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated September 15, 2009.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Form of Summary Advertisement as published in The Wall Street Journal on September 15, 2009.
(a)(5)(A)*	Joint Press Release, dated September 3, 2009, issued by DSP and Sepracor (incorporated by reference to the Schedule TO-C filed by Offeror and DSP with the SEC on September 3, 2009).
(a)(5)(B)*	Additional Press Release, dated September 3, 2009, issued by DSP (incorporated by reference to the Schedule TO-C filed by Offeror and DSP with the SEC on September 3, 2009).
(a)(5)(C)*	Joint Press Release, dated October 14, 2009, issued by DSP and Sepracor.
(a)(5)(D)*	Additional Press Release, dated October 14, 2009, issued by DSP.
(a)(5)(E)**	Joint Press Release, dated October 20, 2009, issued by DSP and Sepracor.
(b)(1)*	Debt Commitment Letter between Sumitomo Mitsui Banking Corporation and DSP, dated August 31, 2009.
(c)	Not applicable.
(d)(1)*

Agreement and Plan of Merger, dated as of September 3, 2009, among DSP, Offeror and Sepracor (incorporated by reference to Exhibit 2.1 to Sepracor’s Current Report on Form 8-K, File No. 000-19410, filed with the SEC on September 3, 2009).

(d)(2)*	Confidentiality Agreement, dated June 13, 2009, between Sepracor and DSP (incorporated by reference to Exhibit (e)(3) to Schedule 14D-9 filed by Sepracor with the SEC on September 15, 2009).
(d)(3)*	Exclusivity Agreement, dated as of August 17, 2009 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Sepracor with the SEC on September 15, 2009).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*  Previously filed.

** Filed herewith.